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                                                                 EXHIBIT 99.d(2)

COUNTRY INVESTORS LIFE ASSURANCE COMPANY                       DISABILITY WAIVER
1701 N. Towanda Avenue                                      OF MONTHLY DEDUCTION
P.O. Box 2000, Bloomington, Illinois 61702-2000

Supplemental Agreement attached to and made a part of this policy in consideration of the application and payment of its cost. The cost of this benefit is defined in (7) herein.

1. BENEFIT: The Company will waive all monthly deductions on this policy as they become due during the total disability of the insured if:
          a) The monthly deduction becomes due on or after the deduction day coincident with or next following the Insured's 5th birthday; and
          b) The monthly deduction does not become due more than one year prior to the notification to the Company of such disability.

We will make monthly deductions during the six-month period described in (2,c) herein. These deductions will be returned to the cash value of this policy at the end of the six-month period if the Insured is still totally disabled. We will credit the interest to the cash value that would have accrued if we had not made the six monthly deductions.

If Death Benefit Option B is in effect on the date we begin to waive monthly deductions, we will change your coverage to Option A, with the contractual change in the Insured's Specified Amount becoming effective on that date.

2.  DEFINITION OF TOTAL DISABILITY: Total Disability means disability which:
          a)   Resulted from bodily injury or disease;
          b)   Began
                    i)   after the effective date of this supplemental agreement
                    ii) and before the policy anniversary coincident with or following the Insured's 60th birthday;
          c) Has continued uninterrupted for a period of at least six (6) months; and
          d) Prevents the Insured from engaging for remuneration or profit in an occupation.

During the first twenty-four (24) months of disability, occupation means the occupation of the Insured at the time such disability began; thereafter, it means any occupation for which the Insured is or becomes reasonably fitted by education, training or experience.

3.  DISMEMBERMENT DISABILITY: The total and irrecoverable loss of the:
          a)   Sight of both eyes; or
          b)   Use of both hands; or
          c)   Use of both feet: or
          d)   Use of one hand and one foot

shall be considered total disability even if the Insured shall engage in an occupation. Loss of Sight or Limbs must occur or first manifest itself after the effective date of this Agreement and while this Agreement is in force with respect to this Waiver of Monthly Deduction Benefit.

4. RISK NOT COVERED: No benefit is payable for a disability resulting from intentionally self-inflicted injury.

5. NOTICE OF CLAIM AND PROOF OF DISABILITY: Before any monthly deduction is waived, written notice of claim and due proof of total disability must be received by the Company at its Home Office:

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          a)   During the lifetime of the Insured;
          b)   During the continuance of total disability of the Insured; and
          c) Not later than six (6) months after the policy anniversary coincident with or following the Insured's 60th birthday.

Failure to give notice within such time shall not invalidate any claim if notice was given as soon as reasonably possible.

6. PROOF OF CONTINUANCE OF DISABILITY: Due proof of the continuance of total disability must be furnished upon request until the disability has continued uninterrupted for two (2) full years. After that time, proof of continuance shall not be required more often than once per year. If requested proof is not furnished, no further monthly deductions shall be waived.

If at any time the disabled Insured fails to meet the requirement defined in (2,d) herein, no further monthly deductions shall be waived.

Any future monthly deductions shall be waived as they fall due without further proof of continuance of disability if, on the policy anniversary coincident with or following the Insured's 65th birthday, the Insured is then and has been, totally and continuously disabled for five (5) or more years since proof of disability was submitted.

7. COST: The cost of the benefits under this Supplemental Agreement will be determined as follows:

First, the monthly deduction for the cost of insurance and all other Supplemental Agreements is determined. The additional monthly cost for this agreement is then calculated by using the following table. The attained age of the Insured means the Insured's age on the last birthday prior to the policy anniversary on or preceding the Monthly Deduction Day.

                          ADDITIONAL                              ADDITIONAL                           ADDITIONAL
                         MONTHLY COST                            MONTHLY COST                         MONTHLY COST
                          PER $100 OF                             PER $100 OF                          PER $100 OF
ATTAINED AGE OF             MONTHLY       ATTAINED AGE OF           MONTHLY       ATTAINED AGE OF        MONTHLY
    INSURED               DEDUCTION*          INSURED             DEDUCTION*          INSURED          DEDUCTION*
     0-21                 $ 5.50                34                  $ 7.50              47               $  8.25
      22                    5.75                35                    7.50              48                  9.00
      23                    6.00                36                    7.50              49                  9.25
      24                    6.00                37                    7.50              50                  9.75
      25                    6.25                38                    7.50              51                 11.75
      26                    6.25                39                    7.50              52                 13.75
      27                    6.25                40                    7.50              53                 15.50
      28                    6.50                41                    7.50              54                 17.00
      29                    6.75                42                    7.75              55                 18.25
      30                    7.00                43                    8.00              56                 18.50
      31                    7.00                44                    8.00              57                 18.75
      32                    7.25                45                    8.00              58                 19.00
      33                    7.50                46                    8.25              59                 19.25

*Monthly Deduction for this policy cost of insurance plus cost of all other Supplemental Agreements.

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8.  INCREASE IN COVERAGE UNDER THE POLICY: If the Insured's Specified Amount, as
defined in the policy, increases, this Waiver of Monthly Deduction benefit will apply to the increase only if the Insured is not totally disabled on the effective date of the increase.

9.  TERMINATION: This benefit will terminate automatically:

          a) On the policy anniversary coincident with or following the Insured's 60th birthday unless the Insured is then totally disabled (If the Insured is so totally disabled, the benefit will terminate immediately upon subsequent recovery from total disability); or
          b) The end of the grace period stated in the policy, unless we are waiving monthly deductions for the policy; or
          c)   If the policy is surrendered, or otherwise terminated; or
          d) Upon proper written request, on any deduction day and presentation of the policy at the Home Office of the Company for endorsement.

This Agreement is effective on the Policy Date of Issue of this policy unless another effective date is stated below.

Effective Date: _______________        COUNTRY INVESTORS LIFE ASSURANCE COMPANY
(if other than Policy Date of Issue)                  BLOOMINGTON, ILLINOIS

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